Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 7, 2020

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Big Rock Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 25, 2020
File No. 001-38302

Ladies and Gentlemen:

On behalf of Big Rock Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, dated December 4, 2020, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Preliminary Proxy Statement on Schedule 14A

General

1.
We note that you may not be able to continue to meet the listing standards of Nasdaq. Please disclose the effects of being delisted from Nasdaq on shareholders who elect not to redeem including, for example, on the stock price and liquidity. Please also clearly disclose which Nasdaq requirements would continue to apply to your company in the event you are delisted, such as the requirement that the initial business combination be with a company that had an aggregate fair market value of 80% of the assets held in the trust account. Lastly, disclose the risk that redemptions in connection with this shareholder vote would further reduce the amount held in the trust and the impact that would have upon your ability to find a business combination.

We have revised the disclosure of the Preliminary Proxy Statement on pages 4, 7 and 14 as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:
Mr. Richard Ackerman